Exhibit (a)(5)(ii)

CITIZENS ANNOUNCES EXPIRATION OF TENDER OFFER FOR
COMMONWEALTH TELEPHONE ENTERPRISES, INC.’S
CONVERTIBLE NOTES DUE 2023

STAMFORD, Conn., April 23, 2007 -- Citizens Communications Company (NYSE: CZN) announced today the final results of the previously announced cash tender offer (the “Offer”) to purchase any and all of the outstanding 3¼% Convertible Notes due 2023 (CUSIP Nos. 203349AB1; 203349AA3) (the “2003 Notes”) and 2005 Series A 3¼% Convertible Notes due 2023 (CUSIP No. 203349AC9) (the “2005 Notes” and, together with the 2003 Notes, the “Notes”) of Commonwealth Telephone Enterprises, Inc. (“Commonwealth”), upon the terms and conditions set forth in the Notice of Designated Event and Offer to Purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), each dated March 23, 2007.  As a result of Citizens’ acquisition of Commonwealth on March 8, 2007 pursuant to the Agreement and Plan of Merger dated as of September 17, 2006, among Citizens, CF Merger Corp, a wholly owned subsidiary of Citizens, and Commonwealth, the tender offer was required pursuant to the terms of the indentures under which the Notes were issued.

The Offer expired at 5:00 p.m., New York City time, on April 20, 2007.  The purchase price for the Notes in the Offer was $1,008.85 in cash per $1,000 principal amount of Notes, which is equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, April 23, 2007.  No Notes were tendered in the Offer.  Following the Offer, $27,067,000 aggregate principal amount of the Notes remain outstanding, for which conversion notices have not been received.

The Bank of New York served as the paying agent and depositary for the Offer.  Questions regarding the Offer may be directed to The Bank of New York at (212) 815-5920, or in writing to The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street -- 7 East, New York, NY 10286, Attention: Carolle Montreuil.

Note to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any Notes.  The Offer for the Notes was made only by, and subject to the terms and conditions set forth in, the Offer to Purchase and the Letter of Transmittal dated March 23, 2007.

About Citizens Communications Company

Citizens Communications Company (NYSE: CZN) is a full-service communications provider and one of the largest local exchange telephone companies in the country. Under the Frontier brand name, the company offers telephone, television and internet services, as well as bundled offerings, ESPN360 streaming video, residential security solutions and specialized bundles for small businesses and home offices.  For more information about Citizens, please visit www.czn.net.

Contact:

Citizens Communications Company
Don Armour, 203-614-5124